Exhibit 77(c)

Matters submitted to a Vote of Security Holders

On June 14, 2011 a Special Meeting of Shareholders of ING Global Real Estate Fund, a series of ING Mutual Funds, was held at which the shareholders were asked to approve: (1) A new investment advisory agreement for the Fund between ING Investments, LLC, the investment adviser to the Fund, and Clarion Real Estate Securities, LLC, the current and proposed sub-adviser to the Fund, and (2) A "Manager-of-Managers" arrangement for the Fund to permit ING Investments, LLC, subject to prior approval by the Board of Trustees, to enter into and materially amend sub-advisory agreements with unaffiliated sub-advisers without obtaining the approval of the Fund's shareholders.

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Total Shares Voted
ING Global Real	1	104,844,099.703	1,599,287.550	2,978,800.904	109,422,188.157
Estate Fund	2	77,214,315.000	28,394,001.892	3,813,871.265	109,422,188.157

On June 14, 2011 a Special Meeting of Shareholders of ING International Real Estate Fund, a series of ING Mutual Funds, was held at which the shareholders were asked to approve: (1) A new investment advisory agreement for the Fund between ING Investments, LLC, the investment adviser to the Fund, and Clarion Real Estate Securities, LLC, the current and proposed sub-adviser to the Fund.

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Total Shares Voted
ING Global Real	1	57,423,766.943	175,405.822	461,119.524	58,060,292.289
Estate Fund